Exhibit 3.3

Amendment to the By-laws of Fiserv, Inc.

Section 2(a) of Article III of the By-Laws of Fiserv, Inc. shall be amended to read in its entirety as follows:

Section 2. Election and Term.

(a) The Board of Directors shall be elected for terms as set forth in the Articles of Incorporation of the Corporation. Acceptance of the office of Director may be expressed orally or in writing, and attendance at a meeting shall constitute such acceptance.